SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 1998

                          Commission File Number 1-3939




              Kerr-McGee Corporation Employee Stock Ownership Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Kerr-McGee Corporation Benefits Committee:


         We have audited the accompanying Statement of Net Assets Available for Benefits of the KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN (the Plan) as of December 31, 1998 and 1997, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in the net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998, and the supplemental Schedule of Reportable Transactions for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                (ARTHUR ANDERSEN LLP)
                                                 ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
      June 16, 1999

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1998
                             (Thousands of dollars)


               ASSETS                      Unallocated    Allocated      Total
               ------                      -----------    ---------     -------

Common stock of Kerr-McGee Corporation        $ 35,719      $44,007     $79,726
Short-term investments                             424        1,405       1,829
                                              --------      -------     -------

         Total investments                      36,143       45,412      81,555

Contributions receivable                         1,752            -       1,752
Dividends receivable                               420          553         973
Due from (to) other fund                        (1,752)       1,752           -
Other assets                                         2            7           9
                                              --------      -------     -------

         Total assets                           36,565       47,724      84,289
                                              --------      -------     -------


             LIABILITIES
             -----------

Notes payable                                   57,650            -      57,650
Interest payable                                 2,658            -       2,658
                                              --------      -------     -------

         Total liabilities                      60,308            -      60,308
                                              --------      -------     -------

Net assets available for benefits             $(23,743)     $47,724     $23,981
                                              ========      =======     =======



         The accompanying notes are an integral part of this statement.

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1997
                             (Thousands of dollars)


               ASSETS                      Unallocated    Allocated      Total
               ------                      -----------    ---------     --------

Common stock of Kerr-McGee Corporation         $70,286      $84,051     $154,337
Short-term investments                             507        1,138        1,645
                                               -------      -------     --------

         Total investments                      70,793       85,189      155,982

Contributions receivable                           950            -          950
Dividends receivable                               500          599        1,099
Due from (to) other fund                          (950)         950            -
Other assets                                         3            5            8
                                               -------      -------     --------

         Total assets                           71,296       86,743      158,039
                                               -------      -------     --------


             LIABILITIES
             -----------

Notes payable                                   65,900            -       65,900
Interest payable                                 2,961            -        2,961
                                              --------      -------     --------

         Total liabilities                      68,861            -       68,861
                                              --------      -------     --------

Net assets available for benefits             $  2,435      $86,743     $ 89,178
                                              ========      =======     ========


         The accompanying notes are an integral part of this statement.

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 1998
                             (Thousands of dollars)



                                          Unallocated    Allocated      Total
                                          -----------    ---------    --------

Company contributions                       $ 10,634      $     -     $ 10,634
Dividend income                                1,801        2,387        4,188
Interest income                                   12           64           76
Gain on sale of common stock                       -          763          763
Release of 181,737 shares of
 common stock for allocation                       -       12,285       12,285
                                            --------      --------    --------

         Total additions                      12,447       15,499       27,946
                                            --------      -------     --------

Unrealized depreciation of
 common stock                                 23,126       35,911       59,037
Interest expense                               5,482            -        5,482
Distributions to participants                      -       16,339       16,339
Transfers to (from) other fund                (2,268)       2,268            -
Release of 181,737 shares of
 common stock for allocation                  12,285            -       12,285
                                            --------      -------     --------

         Total deductions                     38,625       54,518       93,143
                                            --------      -------     --------

              Net decrease                   (26,178)     (39,019)     (65,197)


Net assets available for benefits -
     Beginning of year                         2,435       86,743       89,178
                                            --------      -------     --------

     End of year                            $(23,743)     $47,724     $ 23,981
                                            ========      =======     ========



         The accompanying notes are an integral part of this statement.

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



(1)      PLAN DESCRIPTION

         The Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) was established in September 1989, as permitted by Internal Revenue Code
         Section 4975(e). The Plan, a leveraged employee stock ownership plan, invests only in the common stock of Kerr-McGee Corporation (the Company). The Plan covers all employees of the Company and its subsidiaries who make salary deferrals to the Kerr-McGee Savings Investment Plan (the SIP). Effective January 1, 1990, participant contributions to the SIP are matched by Company contributions to the Plan. These participant contributions are matched dollar-for-dollar by the Company, up to 6% of the participants' salaries as defined under the Plan. Although the Plan and the SIP are separate plans, matching contributions to the Plan are contingent upon participants' contributions to the SIP. Participants are not permitted to make contributions under the terms of the Plan.

         The Company may direct State Street Bank and Trust Company (the Trustee) to enter into acquisition loans for the purpose of acquiring Company stock for the benefit of participants. Pursuant to that authority, the Trustee and the Company entered into a Stock Purchase Agreement as of September 12, 1989. Under this agreement, the Plan purchased 2,680,965 shares of the Company's common stock at $46.625 per share on November 29, 1989, the market value on that date. To finance the purchase, the Plan incurred indebtedness to a group of institutional investors in the aggregate principal amount of $125,000,000 (see Note 3). The borrowings are guaranteed by the Company. Effective June 3, 1996, the Plan issued a $24,500,000 note to the Company and used the funds to prepay a portion of the Series A notes. The balance of the Series A notes was paid July 1, 1996.

         Company stock acquired with the proceeds of the initial loan is held in a suspense account. The Company's matching contributions and dividends paid on the common stock held in the loan suspense account are used to repay the loan. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants' accounts at market value as contributions are made to the SIP by participants.

         Dividends paid on the common stock held in participants' accounts are also used to repay the loan. Stock with a market value equal to the amount of the dividend is allocated to the participants' accounts. If the value of shares of Company stock released from the loan suspense account is not sufficient to make the required matching and dividend allocations to participants' accounts, the Company will contribute additional shares of common stock or cash which may be used to purchase shares or to make additional payments on the loan. All stock released from the loan suspense account within the year must be allocated to participants' accounts by year end. If the number of shares released is more than the required matching and dividend allocation, the excess will be allocated to participants.

         The Plan provides for vesting of participants on the basis of 20% for each completed year of vesting service. Vesting service is completed years of company service reduced in certain limited situations as defined by the Plan. Company contributions are fully vested in the event of retirement, death or disability. A participant will receive a distribution of his vested interest in his account only upon termination of employment. In the event of death or permanent disability, a participant is deemed to be fully vested in their share of Company contributions. No other withdrawals are permitted.

         When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. However, if the participant is re-employed and fulfills certain requirements, as defined in the Plan, the participant's account will be reinstated. Forfeitures may be used to reduce employer matching contributions for the plan year, to pay administrative expenses relating to the Plan, or to restore amounts previously forfeited by participants who have been re-employed.
         Forfeitures used during the year and unused forfeitures at year-end 1998 and 1997 were not material to the Plan.

         Distributions to participants are paid in a single sum consisting of shares of stock or cash, at the election of the participant. Distributions are recorded at the approximate market value as of the date of distribution. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

         The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company except for expenses that may be paid from any forfeitures of ESOP accounts arising under the Plan. During 1998, the Company paid $80,000 of administrative and trust expenses.

         The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the interest of all participants will be fully vested, and the Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates as additional information becomes known.

         Investment Valuations and Income Recognition - The Plan's investments are stated at fair value, and the Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Payment of Benefits - Distributions to terminating and withdrawing participants are recorded when paid.

(3)      INVESTMENTS

         The Plan's investment in the Company's common stock at December 31, 1998 and 1997, was as follows:

         (Dollars in thousands)     Unallocated     Allocated        Total
                                    -----------     ---------      ---------

         1998
         ----
         Number of Shares               933,827      1,150,514     2,084,341
         Cost                           $43,541        $53,674       $97,215
         Market                         $35,719        $44,007       $79,726


         1997
         ----
         Number of Shares             1,110,149      1,327,562     2,437,711
         Cost                           $51,762        $61,734      $113,496
         Market                         $70,286        $84,051      $154,337

(4)      NOTES PAYABLE

         On November 29, 1989, the Plan borrowed $125,000,000 from a group of institutional investors for the purpose of acquiring the Company's common stock. This borrowing consisted of Series A notes in the amount of $74,000,000 and Series B notes in the amount of $51,000,000. The Company has guaranteed the Plan's indebtedness. In June 1996, the Plan issued a $24,500,000 note, which bears interest at a fixed rate of 6.85%, to the Company (the Sponsor note) and used the funds to prepay a portion of the 9.47% fixed-rate Series A notes. The remaining balance of the Series A notes was paid on July 1, 1996, as scheduled. Scheduled principal payments on the Sponsor note began in January 1997 and continue through January 2005. A prepayment of $1,300,000 was made in December 1996. Principal payments on the 9.61% fixed-rate Series B notes are scheduled to begin in July 1998 and continue through January 2005. Debt consisted of the following at year end:

         (Thousands of dollars)              1998             1997
                                           --------         ---------

         Sponsor note                      $  8,150           $14,900
         Series B notes                      49,500            51,000
                                           --------         ---------

                                           $ 57,650           $65,900
                                           ========           =======


         Maturities of debt due after December 31, 1998, are $9,250,000 in 1999,
         $10,010,000  in  2000,   $12,010,000  in  2001,  $10,500,000  in  2002,
         $10,880,000 in 2003, and $5,000,000 thereafter.

(5)      TAX STATUS

         The Plan is a qualified plan under provisions of Section 401(a) of the Internal Revenue Code (the Code) and is exempt from Federal income taxes under provisions of Section 501(a) of the Code. The Plan has been amended since receiving the latest determination letter, dated June 24, 1996. However, the Company is of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes the Plan is qualified and continues to be tax-exempt.

         Company contributions and income earned thereon are not taxed until the receipt of a distribution pursuant to the terms of the Plan. Federal income taxes applicable to participants or their beneficiaries upon distribution are prescribed by the Code.

(6)      CONTRIBUTIONS

         The Company's 1998 contributions to the Plan totaled $10,634,000. In addition, the Company paid $4,188,000 in dividends on the Company's stock held in the Plan. Of the total contributions, $8,535,000 represented the Company's matching contributions for employees' savings in the SIP.

(7)      SUBSEQUENT EVENTS

         In February 1999, the Company merged with Oryx Energy Company (Oryx). The total effect of the merger on the Plan and its net assets is not currently known. Oryx had a defined contribution plan, the Oryx Capital Accumulation Plan (Oryx CAP), which contained a leveraged employee stock ownership plan (LESOP). The LESOP portion of the Oryx CAP will be merged into the Plan on August 2, 1999.

         All Company contributions beginning January 1999 are 100% vested in participants' accounts.



                             KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                          LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  (Employer Identification Number 73-0311467)
                                               (Plan Number 014)

                                               DECEMBER 31, 1998
                                            (Thousands of dollars)



                     (b)                                               (c)                                                 (e)
          Identity of issue, borrower, lessor       Description of investment including maturity date,         (d)       Current
   (a)*   or similar party                          rate of interest, collateral, par or maturity value        Cost        Value
   ----   ------------------------------------     -----------------------------------------------------     --------    -------

     *    Kerr-McGee Corporation                   Common stock (2,084,341 shares)                            $97,215    $79,726

     *    State Street Bank and Trust Company      Short-term investment fund                                   1,829      1,829


* Party-in-interest



                             KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                  (Employer Identification Number 73-0311467)
                                               (Plan Number 014)

                                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                            (Thousands of dollars)



                                                                                                                  (h)
                                                                                           (f)                  Current
                                                                                         Expense                 Value
                                                             (c)        (d)      (e)    incurred       (g)    of asset on      (i)
            (a)                           (b)              Purchase   Selling   Lease     with       Cost of  transaction   Net gain
 Identity of party involved      Description of asset       price      price   rental  transaction    asset       date       or loss
 --------------------------      --------------------      --------   -------  ------- -----------   -------  -----------   --------

     State Street Bank        Short-Term Investment Fund    $8,641       -        -         -        $8,641      $8,641         -

     State Street Bank        Short-Term Investment Fund      -       $8,457      -         -        $8,457      $8,457         -

   Kerr-McGee Corporation            Common Stock          $62,537       -        -         -        $62,537    $62,537         -

   Kerr-McGee Corporation            Common Stock             -       $79,580     -         -        $78,818    $79,580       $762






                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN





                           By           (JOHN C. LINEHAN)
                                         John C. Linehan
                               Chairman of the Kerr-McGee Corporation
                                        Benefits Committee




Date:    June 30, 1999